

Mail Stop 4546

June 21, 2017

Clarissa Desjardins
President and Chief Executive Officer
Clementia Pharmaceuticals, Inc.
4150 St Catherine Street West, Suite 550
Montreal, Quebec, Canada H3Z 2Y5

   Re: Clementia Pharmaceuticals, Inc.
   Amendment No. 1 to Draft Registration Statement on Form F-1
   Submitted June 7, 2017
   CIK No. 0001647320

Dear Ms. Desjardins:

   We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary
Our Company
Our Programs, page 1

1.   We note your response to prior comment 1 and your revised disclosures. Please revise the disclosure on page 1 to clarify, if true, that the potent activity in preventing fibrosis in a variety of tissues is based on animal models as opposed to clinical trials in humans. With respect to new bone formation, please revise your disclosure on page 2 concerning the clinical trials to highlight the risk on page 15 that to date your clinical trials have not demonstrated statistically significant results.

2. We note your revised development programs table on page 2 in response to our prior comment 6 where you identify your research programs for your other RARy agonists as musculoskeletal diseases, disorders of HO, and disorders of fibrosis. However, given that you still do not identify a lead compound or specific indications for these research programs, please remove reference to them as it is premature to highlight them in your Summary presentation.

Summary Risk Factors, page 5

3. We note your summary risk factor in response to our prior comment 9, which states that there are risks of adverse tax consequences for your U.S. shareholders if you are characterized as a passive foreign investment company. With reference to your risk disclosure on page 15, please expand the summary risk factor to highlight that you expect to qualify as a PFIC for the taxable year ended December 31, 2017.

Business
Our Programs
PVO-1A-201, page 92

4. We note your revised disclosure on page 93 in response to prior comment 16, including the removal of disclosure concerning flare-up pain. Please revise the disclosure in the third bullet point on page 93 to identify all flare-up symptoms assessed in the clinical trial. Also, describe how each symptom was measured, provide the results and supporting data applicable to each symptom measured, and discuss how these results compared to any established endpoints.

Sponsored Research Agreements, page 111

5. We note your responses to our prior comments 17 and 18 and your added disclosure concerning material sponsored research agreements. Please tell us whether you have made material payments to date pursuant to each of the agreements and, if so, revise to disclose the applicable amount(s).

License Agreements
Roche Agreements, page 108

6. We note your revised disclosure with respect to royalties payable under the Roche Agreement in response to our prior comment 19 still states that you are required to pay a low double digit royalty on net sales. Please revise your description of the Roche Agreement to provide the royalty rate within a ten percent range (e.g., teens, twenties, thirties, etc…).

Exhibits

7.   We note that you request confidential treatment for portions of Exhibits 10.5 to 10.7. Please confirm that the exhibits you publicly file will include a statement on the face of the agreements that you have omitted confidential information pursuant to a confidential treatment request.

You may contact Franklin Wyman at (202) 551-3660 or Mary Mast at (202) 551-3613 if you have questions regarding comments on the financial statements and related matters. Please contact Johnny Gharib at (202) 551-3170 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

/s/ Joseph McCann for

Suzanne Hayes
Assistant Director
Office of Healthcare and Insurance

cc: Martin C. Glass, Esq.
        Jenner & Block LLP